# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARDINAL INFRASTRUCTURE GROUP INC., CIK 0002079999
CUSIP: 14154A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 E. SIX FORKS RD., SUITE 300,, RALEIGH,, North Carolina (NC), 27609
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001079404

## Reporting persons
- Mark McKinney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 760,438; shared voting power 0; sole dispositive power 760,438; shared dispositive power 0; aggregate amount beneficially owned 760,438 (5.1% of the class)
  Comment: Based on 14,947,318 shares outstanding as of December 31, 2025.

## Item 1. Issuer
Name of issuer: CARDINAL INFRASTRUCTURE GROUP INC.
Address of issuer's principal executive offices: 100 E. SIX FORKS RD., SUITE 300, RALEIGH, NC. 27609

## Item 2. Person Filing
Name of person filing: Mark McKinney
Address of principal business office or, if none, residence:
c/o Cardinal Infrastructure Group Inc.
100 E. Six Forks Rd.
Suite 300
Raleigh, NC. 27609
Citizenship: United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, the Reporting Persons beneficially owned 760,438 shares of the Issuer's Class A Common Stock
Percent of class: The 760,438 shares of the Issuer's Class A Common Stock beneficially owned by the Reporting Persons constituted 5.1% of the total number of shares of Class A Common Stock issued and outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: 760,438
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 760,438
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mark McKinney: /s/ Mark McKinney, Mark McKinney (02/17/2026)